CONFIDENTIAL DRAFT NOTE TO SHAREHOLDERS FOR DISCUSSION PURPOSES ONLY

Filed by: AT&T Inc.

Commission File No.: 001-08610

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Discovery, Inc. (Commission File No.: 001-34177)

Below is a letter to all shareholders of AT&T, Inc., dated February 1, 2022:

To our shareholders,

Today, AT&T (NYSE: T) announced that its board of directors has determined to spin off AT&T’s interest in WarnerMedia in connection with the previously announced transaction with Discovery, Inc (NASDAQ: DISCA, DISCB, DISCK). The transaction, which will spin off 100% of AT&T’s interest in WarnerMedia to AT&T’s existing shareholders in a pro rata distribution, is expected to close in the second quarter of 2022.

In addition, AT&T’s board of directors has approved an expected post-close annual dividend of $1.11 per AT&T share or about $8B in aggregate – to account for the distribution of WarnerMedia to AT&T shareholders. With an expected annual dividend of $1.11 per share, AT&T will continue to deliver an attractive dividend yield and be among the highest dividend yield payers in corporate America.

On the closing date of the transaction, AT&T shareholders will receive, on a tax-free basis, an estimated 0.24 shares of the new Warner Bros. Discovery (WBD) common stock for each share of AT&T common stock held as of the record date for the pro rata distribution. The exact number of shares of WBD to be received by AT&T shareholders for each AT&T common share will be determined closer to the closing based on the number of shares of AT&T common stock outstanding and the number of shares of Discovery common stock outstanding on an as-converted and as-exercised basis. AT&T shareholders will continue to hold the same number of shares of AT&T after the closing of the transaction.

Following the close of the transaction, Warner Bros. Discovery common stock is expected to be listed on the NASDAQ Global Select Market under the ticker “WBD.” Just prior to closing, all classes of shares of Discovery capital stock will be converted and reclassified into common shares of WBD with one vote per share. AT&T will continue to trade on the NYSE under the ticker “T”.

So hypothetically, if you owned 100 shares of AT&T as of the record date, you would still hold 100 shares of AT&T and you would also receive an estimated 24 shares of WBD. No action is required by AT&T’s shareholders to receive shares of WBD common stock in the merger, when it occurs. The closing of the transaction remains subject to satisfaction of certain conditions, including obtaining all necessary regulatory approvals.

This transaction is part of AT&T’s efforts to maximize the value of its media assets by ensuring their future success with the right capital structures, access to capital and, most importantly, the ability to drive better returns in a manner consistent with their respective market opportunities. This creates potential upside via the receipt of 71% of the new company, on a fully diluted basis, to our shareholders. Discovery shareholders will own the remaining 29%.

CONFIDENTIAL DRAFT NOTE TO SHAREHOLDERS FOR DISCUSSION PURPOSES ONLY

WBD will combine WarnerMedia’s premium entertainment, sports and news assets with Discovery’s leading nonfiction and international entertainment and sports businesses to create a premier, standalone global entertainment company.

For AT&T and its shareholders, this transaction provides an opportunity to deleverage AT&T’s balance sheet and capitalize on the longer-term demand for connectivity while unlocking value for shareholders in its media assets on a tax-efficient basis and creating, through WBD, a stronger global competitor in streaming and digital entertainment.

Beyond the new shares in WBD issued to you, AT&T shareholders will also benefit after close from:

•

Attractive annual dividend policy of $1.11 per AT&T share, reflecting a target payout ratio in the first full year after close of 40%[1] – to account for the distribution of WarnerMedia to AT&T shareholders.

•

AT&T will receive an estimated $43 billion (subject to adjustment) in proceeds to deleverage and position the company as one of the best capitalized 5G and fiber broadband companies in the United States.

WBD will create value for its shareholders by:

•	Bringing together strong leadership teams, world-class content creators, and high-quality series and film libraries in the media business.

[1]

Dividend payout ratio is total dividends paid divided by free cash flow. Free cash flow is a non-GAAP financial measure that is frequently used by investors and credit rating agencies to provide relevant and useful information. Free cash flow is cash from operating activities minus capital expenditures. Due to high variability and difficulty in predicting items that impact cash from operating activities and capital expenditures, the company is not able to provide a reconciliation between projected free cash flow and the most comparable GAAP metric without unreasonable effort.

CONFIDENTIAL DRAFT NOTE TO SHAREHOLDERS FOR DISCUSSION PURPOSES ONLY

•	Accelerating plans for leading DTC media and entertainment streaming services for global consumers.

•

Uniting complementary and diverse content strengths with broad appeal — WarnerMedia’s robust studios and portfolio of iconic scripted entertainment, animation, news and sports with Discovery’s global leadership in unscripted and international entertainment and sports.

WBD will be a company with significant scale and investment resources. It expects to realize cost synergies of over $3 billion on a run-rate basis by the end of the second full year after the closing of the transaction as a result of technology, marketing and platform efficiencies.

As previously announced, Discovery President and CEO David Zaslav will lead WBD with a best-in-class management team and operational and creative leadership from both companies.

The new company’s Board of Directors will consist of 13 members, seven initially appointed by AT&T, including the chairperson of the board; Discovery will initially appoint six members, including Mr. Zaslav.

AT&T will host a virtual investor conference on March 11 at which it will provide additional insight and expectations for financial and operational performance of AT&T’s Communications segment following the close of the pending WarnerMedia transaction, which is expected in the second quarter.

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Cautionary Statement Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T, Magallanes, Inc. (“Spinco”), and Discovery, Inc. (“Discovery”) constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined Spinco and Discovery company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Discovery stockholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the

CONFIDENTIAL DRAFT NOTE TO SHAREHOLDERS FOR DISCUSSION PURPOSES ONLY

anticipated tax treatment of the proposed transaction is not obtained; risks related to litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; risks and costs related to the implementation of the separation of Spinco, including timing anticipated to complete the separation, any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of Discovery and Spinco being more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates; risks related to disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; effects of the announcement, pendency or completion of the proposed merger on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus included in the registration statements filed with the SEC in connection with the proposed transaction. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the Securities and Exchange Commission. Neither AT&T nor Discovery is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between AT&T, Spinco, and Discovery. In connection with the proposed transaction, Spinco and Discovery filed relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 by Discovery containing a preliminary prospectus of Discovery that also constitutes a preliminary proxy statement of Discovery, and a registration statement on Form S-4 and Form S-1 by Spinco containing a preliminary prospectus of Spinco. The information in each preliminary prospectus and the preliminary proxy statement is not complete and may be changed. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which AT&T, Spinco or Discovery may file with the SEC. STOCKHOLDERS OF AT&T AND DISCOVERY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T, Spinco and Discovery, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com/investor-relations.

CONFIDENTIAL DRAFT NOTE TO SHAREHOLDERS FOR DISCUSSION PURPOSES ONLY

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

AT&T and its directors and executive officers, and Discovery and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Discovery capital stock and/or the offering of Discovery securities in respect of the proposed transaction. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Discovery is set forth in the proxy statement for Discovery’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2021. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.